FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 18, 2011

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:	/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: November 18, 2011

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries, joint ventures and associates (“Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as at September 30, 2011 and for the nine and three month periods then ended.

Millicom is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. As at September 30, 2011, Millicom had operations in 15 emerging markets in Central America, South America, and Africa. The Company’s shares are traded on the NASDAQ OMX in Stockholm and over the counter (OTC) in the US.

As announced on April 19, 2011, Millicom delisted its ordinary shares from NASDAQ in the US at the end of May 2011 and consolidated the listing of its shares in the form of Swedish Depository Receipts (SDRs) on NASDAQ OMX in Stockholm as from June 3, 2011. The Company has thereby maintained the current listing of its shares as Swedish Depository Receipts (“SDRs”) on NASDAQ OMX Stockholm, which has become Millicom’s primary listing. On May 20, 2011, Millicom filed a Form 25 with the U.S. Securities and Exchange Commission relating to voluntary delisting of its ordinary shares from NASDAQ in the US. The last day of trading of Millicom ordinary shares on NASDAQ in the U.S. was May 27, 2011.

Interim condensed consolidated income statements	Millicom International
for the nine months ended September 30, 2011 and 2010	Cellular S.A.

	Notes	Nine months ended September 30, 2011	Nine months ended September 30, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	3,352,214	2,851,314
Cost of sales		(1,158,844)	(975,354)
Gross profit		2,193,370	1,875,960
Sales and marketing		(606,347)	(527,694)
General and administrative expenses		(616,799)	(515,745)
Other operating expenses		(66,250)	(75,661)
Other operating income		20,166	3,441
Operating profit	7	924,140	760,301
Interest expense		(138,823)	(151,781)
Interest income		11,986	8,528
Revaluation of previously held interests	3	—	1,060,014
Other non-operating expense, net	8	(19,511)	(32,581)
Profit before taxes from continuing operations		777,792	1,644,481
Credit (charge) for taxes, net	9	27,019	(174,942)
Profit for the period from continuing operations		804,811	1,469,539
Profit for the period from discontinued operations, net of tax	5	39,465	8,915
Net profit for the period		844,276	1,478,454

Attributable to:
Owners of the Company		693,232	1,495,072
Non-controlling interests		151,044	(16,618)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	6.61	13.76

Diluted (US$)	10	6.60	13.74

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated income statements	Millicom International
for the three months ended September 30, 2011 and 2010	Cellular S.A.

	Notes	Three months ended September 30, 2011	Three months ended September 30, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,150,689	1,017,733
Cost of sales		(398,973)	(339,906)
Gross profit		751,716	677,827
Sales and marketing		(206,151)	(192,976)
General and administrative expenses		(219,031)	(185,799)
Other operating expenses		(21,453)	(36,231)
Other operating income		15,715	3,441
Operating profit	7	320,796	266,262
Interest expense		(47,784)	(61,802)
Interest income		4,764	3,404
Revaluation of previously held interests	3	—	1,060,014
Other non-operating expense, net	8	(30,865)	(2,736)
Profit before taxes from continuing operations		246,911	1,265,142
Credit (charge) for taxes, net	9	166,497	(59,777)
Profit for the period from continuing operations		413,408	1,205,365
Profit for the period from discontinued operations, net of tax	5	—	2,530
Net profit for the period		413,408	1,207,895

Attributable to:
Owners of the Company		287,923	1,205,248
Non-controlling interests		125,485	2,647

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	2.78	11.11

Diluted (US$)	10	2.77	11.09

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the nine months ended September 30, 2011 and 2010	Cellular S.A.

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	844,276	1,478,454
Other comprehensive income:
Exchange differences on translating foreign operations	(9,652)	(11,230)
Cash flow hedge reserve movement	(4,036)	(2,583)
Total comprehensive income for the period	830,588	1,464,641

Attributable to:
Owners of the Company	684,077	1,485,447
Non-controlling interests	146,511	(20,806)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended September 30, 2011 and 2010	Cellular S.A.

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	413,408	1,207,895
Other comprehensive income:
Exchange differences on translating foreign operations	(32,367)	20,818
Cash flow hedge reserve movement	(2,755)	(942)
Total comprehensive income for the period	378,286	1,227,771

Attributable to:
Owners of the Company	248,543	1,227,565
Non-controlling interests	129,743	206

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at September 30, 2011 and December 31, 2010	Cellular S.A.

	Notes	September 30, 2011	December 31, 2010
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	11	2,163,035	2,282,845
Property, plant and equipment, net	12	2,691,886	2,767,667
Investments in associates	13	41,856	18,120
Pledged deposits		51,031	49,963
Deferred taxation	9	264,119	23,959
Other non-current assets		33,318	17,754
TOTAL NON-CURRENT ASSETS		5,245,245	5,160,308

CURRENT ASSETS
Inventories		63,390	62,132
Trade receivables, net		268,045	253,258
Amounts due from joint venture partners		47,465	99,497
Prepayments and accrued income		126,843	89,477
Current income tax assets	9	25,442	10,748
Supplier advances for capital expenditures		42,172	36,189
Other current assets		104,050	65,659
Advances to non-controlling interest		32,278	6,546
Time deposit		2,069	3,106
Cash and cash equivalents		974,498	1,023,487
TOTAL CURRENT ASSETS		1,686,252	1,650,099
Assets held for sale	5	144,094	184,710
TOTAL ASSETS		7,075,591	6,995,117

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at September 30, 2011 and December 31, 2010	Cellular S.A.

	Notes	September 30, 2011	December 31, 2010
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		662,100	681,559
Treasury shares		(248,269)	(300,000)
Other reserves		(75,034)	(54,685)
Retained profits		2,223,990	1,134,354
Net profit for the period/year attributable to owners of the Company		693,232	1,652,233
		3,256,019	3,113,461
Non-controlling interests		189,414	45,550
TOTAL EQUITY		3,445,433	3,159,011

LIABILITIES
Non-current liabilities
Debt and other financing	15	1,674,890	1,796,572
Derivative financial instruments		20,603	18,250
Provisions and other non-current liabilities		190,519	79,767
Deferred taxation	9	71,933	195,919
Total non-current liabilities		1,957,945	2,090,508

Current liabilities
Debt and other financing	15	535,204	555,464
Payables and accruals for the purchase of property, plant and equipment		245,066	278,063
Other trade payables		190,777	202,707
Amounts due to joint venture partners		43,853	97,919
Accrued interest and other expenses		246,759	228,360
Current income tax liabilities	9	100,702	79,861
Provisions and other current liabilities		285,875	242,457
Total current liabilities		1,648,236	1,684,831
Liabilities directly associated with assets held for sale	5	23,977	60,767
TOTAL LIABILITIES		3,630,158	3,836,106
TOTAL EQUITY AND LIABILITIES		7,075,591	6,995,117

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the nine months ended September 30, 2011 and 2010	Cellular S.A.

	Notes	Nine months ended September 30, 2011	Nine months ended September 30, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		777,792	1,644,481
Adjustments:
Interest expense		138,823	151,781
Revaluation of previously held interests		—	(1,060,014)
Interest income		(11,986)	(8,528)
Other non-operating expense, net	8	19,511	32,581
Adjustments for non-cash items:
Depreciation and amortization	11,12	553,878	509,773
Gain on disposal and impairment of property, plant and equipment, net		(5,077)	(2,117)
Share-based compensation	14	11,992	26,078
		1,484,933	1,294,035
Increase in trade receivables, prepayments and other current assets		(69,558)	(13,246)
Increase in inventories		(1,073)	(5,797)
Increase (decrease) in trade and other payables		46,004	(47,728)
Changes to working capital		(24,627)	(66,771)
Interest paid		(115,754)	(107,077)
Interest received		11,816	8,483
Taxes paid		(219,011)	(198,181)
Net cash provided by operating activities		1,137,357	930,489
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates	3	—	(5,284)
Proceeds from disposal of subsidiaries, joint ventures and associates		—	5,335
Purchase of intangible assets and license renewal payments	11	(30,585)	(7,940)
Purchase of property, plant and equipment	12	(427,825)	(395,436)
Proceeds from the sale of property, plant and equipment		55,014	29,972
Cash (used) provided by other investing activities		(19,371)	57,964
Net cash used by investing activities		(422,767)	(315,389)
Cash flows from financing activities:
Proceeds from issuance of shares		1,319	2,954
Proceeds from issuance of debt and other financing		403,594	868,896
Repayment of debt and financing		(620,860)	(451,327)
Advance payments to non-controlling interests		(32,338)	—
Purchase of treasury shares		(368,499)	(104,683)
Payment of dividends		(188,538)	(788,007)
Net cash used by financing activities		(805,322)	(472,167)
Cash provided from discontinued operations		53,102	—
Exchange (losses) gains on cash and cash equivalents		(11,359)	5,926
Net decrease in cash and cash equivalents		(48,989)	148,859
Cash and cash equivalents at the beginning of the period		1,023,487	1,511,162
Cash and cash equivalents at the end of the period		974,498	1,660,021

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended September 30, 2011, December 31, 2010 and September 30, 2010	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as at December 31, 2009	108,648	—	162,971	497,576	—	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the period	—	—	—	—	—	1,495,072	—	1,495,072	(16,618)	1,478,454
Cash flow hedge reserve movement	—	—	—	—	—	—	(2,583)	(2,583)	—	(2,583)
Currency translation differences	—	—	—	—	—	—	(7,042)	(7,042)	(4,188)	(11,230)
Total comprehensive income for the period	—	—	—	—	—	1,495,072	(9,625)	1,485,447	(20,806)	1,464,641
Transfer to legal reserve	—	—	—	—	—	(53)	53	—	—	—
Dividends	—	—	—	—	—	(653,779)	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(1,126)	—	—	(104,683)	—	—	(104,683)	—	(104,683)
Shares issued via the exercise of stock options	126	—	189	3,369	—	—	(604)	2,954	—	2,954
Share based compensation	5	—	8	424	—	—	25,646	26,078	—	26,078
Issuance of shares under LTIPs	254	—	379	16,015	—	—	(16,394)	—	—	—
Change in scope of consolidation	—	—	—	—	—	—	—	—	106,229	106,229
Balance as at September 30, 2010 (unaudited)	109,033	(1,126)	163,547	517,384	(104,683)	2,629,426	(65,854)	3,139,820	11,750	3,151,570
Profit for the period	—	—	—	—	—	157,161	—	157,161	19,309	176,470
Cash flow hedge reserve movement	—	—	—	—	—	—	883	883	—	883
Currency translation differences	—	—	—	—	—	—	5,952	5,952	(507)	5,445
Total comprehensive income for the period	—	—	—	—	—	157,161	6,835	163,996	18,802	182,798
Purchase of treasury shares	—	(2,128)	—	—	(195,317)	—	—	(195,317)	—	(195,317)
Shares issued via the exercise of stock options	19	—	29	505	—	—	(212)	322	—	322
Share based compensation	—	—	—	—	—	—	4,640	4,640	—	4,640
Issuance of shares under the LTIPs	1	—	2	92	—	—	(94)	—	—	—
Change in scope of consolidation	—	—	—	—	—	—	—	—	24,614	24,614
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(9,616)	(9,616)
Balance as at December 31, 2010	109,053	(3,254)	163,578	517,981	(300,000)	2,786,587	(54,685)	3,113,461	45,550	3,159,011
Profit for the period	—	—	—	—	—	693,232	—	693,232	151,044	844,276
Cash flow hedge reserve movement	—	—	—	—	—	—	(3,745)	(3,745)	(291)	(4,036)
Currency translation differences	—	—	—	—	—	—	(5,410)	(5,410)	(4,242)	(9,652)
Total comprehensive income for the period	—	—	—	—	—	693,232	(9,155)	684,077	146,511	830,588
Transfer to legal reserve	—	—	—	—	—	(61)	61	—	—	—
Dividends	—	—	—	—	—	(188,538)	—	(188,538)	—	(188,538)
Purchase of treasury shares	—	(3,408)	—	—	(368,499)	—	—	(368,499)	—	(368,499)
Cancellation of treasury shares	(4,200)	4,200	(6,300)	(20,070)	401,415	(375,045)	—	—	—	—
Shares issued via the exercise of stock options	40	6	59	1,184	592	(435)	(81)	1,319	—	1,319
Share based compensation	—	—	—	—	—	—	11,992	11,992	—	11,992
Issuance of shares under the LTIPs	46	187	70	6,025	17,908	(773)	(23,230)	—	—	—
Sale of Amnet Honduras to non-controlling interests	—	—	—	—	—	2,207	—	2,207	11,974	14,181
Disposal of Laos	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(8,128)	(8,128)
Balance as at September 30, 2011 (unaudited)	104,939	(2,269)	157,407	505,120	(248,584)	2,917,174	(75,098)	3,256,019	189,414	3,445,433

(i)                                      Includes profit for the period attributable to owners of the Company. As at September 30, 2011, $76 million (December 31, 2010: $60 million) of Millicom’s retained profits are undistributable to owners of the Company.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated, a corporation established in the United States of America, contributed their respective interests in international mobile ventures to form the Group.

As at September 30, 2011, Millicom had operations in 15 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa.

The Company’s shares are traded on the NASDAQ OMX Stockholm stock exchange under the symbol MIC and over the counter (OTC) in the U.S.  The Company has its registered office at 15, rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns apart from a slight increase in revenues over the festive season in December. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2010 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2010, as disclosed in Note 2 of those financial statements.

The following amendments to standards and interpretations were mandatory for the Group for the first time for the financial year beginning January 1, 2011, but are either not currently relevant, not applicable or have no significant impact on Millicom.

•                  IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’ is effective from July 1, 2010. IFRIC 19 addresses accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all, or part of the financial liability.

•                  ‘Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary payments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

•                  As part of its annual improvement project published in May 2010, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

•                  IAS 24 Related Party Disclosures, amendment to definition of related parties effective for annual periods beginning on or after January 1, 2011 has not had any significant impact on Millicom.

•                  IAS 32 Financial Instruments Presentation, amendments relating to classification of rights issues, effective for annual periods beginning on or after February 1, 2010, is not relevant for Millicom.

The following standards, amendments to standards and interpretations issued are not effective for the financial year beginning January 1, 2011 and have not been early adopted. The Group is currently assessing the potential impact these changes might have on its financial position and results.

•                  IFRS 10 Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The Standard requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements, defines the principle of control, and establishes control as the basis for consolidation, sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. The standard is effective for annual periods beginning on or after January 1, 2013.

•                  IFRS 11, Joint Arrangements, sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The standard removes the option of accounting for joint ventures using proportionate consolidate, and requires equity accounting to be applied to joint ventures. The standard is effective for annual periods beginning on or after January 1, 2013.

•                  IFRS 12, Disclosure of Interests in Other Entities, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The standard is effective for annual periods beginning on or after January 1, 2013.

•                  IFRS 13, Fair Value Measurement, defines fair value, sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurements. The standard is effective for annual periods beginning on or after 1 January 2013.

•                  IAS 1, Presentation of Financial Statements - amendment to revise the way other comprehensive income is presented, which retains the ‘one or two statement’ approach at the option of the entity and only revises the way other comprehensive income is presented: requiring separate subtotals for those elements which may be ‘recycled’ (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9). The amendment is effective for annual periods beginning on or after January 1, 2012.

•                  IAS 27, Consolidated and Separate Financial Statements, reissued as IAS 27 Separate Financial Statements, as a result of issuance of IFRS 10, Consolidated Financial Statements.  The standard is effective for annual periods beginning on or after January 1, 2013.

•                  IAS 28, Investments in Associates and Joint Ventures, reissued as IAS 28 Investments in Associates, as a result of issuance of IFRS 11, Joint Arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

The following amendment to a standard issued is not effective for the financial year beginning January 1, 2011 and not currently applicable to the Group:

•                  IAS 19, Employee Benefits, amendments requiring recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements, introduction of enhanced disclosures about defined benefit plans, and modification of  accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits, as well as clarification of miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features. The amendment is applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted.

•                  IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2011

Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the nine months ended September 30, 2011. As at September 30, 2011, the agreement entered into on August 20, 2010 to increase Millicom’s ownership in Navega El Salvador from 55% to 100% remains subject to regulatory approval.

2010

On July 1, 2010, Millicom reached agreement with its local partner in Honduras that gives Millicom control over Telefonica Celular S.A. de C.V. (“Celtel”) in Honduras, and Millicom also entered into agreements with its minority shareholders in Honduras and Guatemala to align ownership in its cable operations in Honduras, Guatemala and El Salvador.

Telefonica Celular S.A de C.V (“Celtel”)

On July 1, 2010 Millicom reached agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for the next five years for his 33% stake and Millicom granted a put option for the same duration to the local partner in the event of a change of control of Millicom. As a result of this agreement Millicom has control over Celtel, which has been fully consolidated into the Millicom Group financial statements from July 1, 2010.  Previously, the results of the Honduras operations were proportionately consolidated.

Millicom provisionally revalued at fair value its previously held 66.7% interest in Celtel, recognizing a provisional gain of $1,051 million. The fair value of Celtel was determined based on a discounted cash flow calculation.

Amnet and Navega

On August 20, 2010, to facilitate the integration of its various business lines and to create synergies, Millicom entered into agreements with its partners in Honduras and Guatemala to align ownership of its Amnet and Navega businesses in each country as follows:

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

	Former ownership	New ownership	Status at September 30, 2011
Acquisitions
Navega El Salvador	55.0%	100.0%	Pending regulatory approval
Navega Honduras	60.7%	66.7%	Closed

Disposals
Amnet Guatemala	100.0%	55.0%	Closed
Amnet Honduras	100.0%	66.7%	Closed

Millicom revalued at fair value its previously held 60.7% interest in Navega Honduras recognizing a provisional gain of $9 million as goodwill.

From August 20, 2010, Amnet Guatemala has been accounted for as a joint venture and proportionately consolidated into the Millicom Group financial statements. Previously, the results of Amnet Guatemala were fully consolidated. There was no significant impact on profit and loss from the disposal.

From August 20, 2010 Navega Honduras has been fully consolidated into the Millicom Group financial statements. Previously, the results of Navega Honduras were proportionately consolidated.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

2011

During the nine months ended September 30, 2011, Millicom completed the sale of its operation in Laos and reduced its ownership in Amnet Honduras from 100% to 66.7% (see note 3).

Sale of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 9, 2011 Millicom completed the transaction and received proceeds (net of transaction costs and taxes) from the sale of $53 million, realizing a gain on sale of $37 million. From that date the Laos operation is no longer included in the consolidated financial statements of the Group.

Sale of 33.3% of Amnet Honduras

As part of a regional shareholding alignment agreement with its local partner in Honduras, on March 21, 2011, Millicom reduced its shareholding in Amnet Honduras from 100% to 66.7%, realizing a gain on sale of $2.2 million, which is recorded in equity as gain on sale to non-controlling interests. The proceeds from the sale amount to $16.5 million, of which $1 million was received in March 2011, while $4 million will be received each year for the next three years (in March 2012, March 2013 and March 2014) and the remaining $3.5 million will be received in March 2015.

2010

Other than the Amnet Guatemala disposal (see note 3), there were no disposals of subsidiaries or joint ventures during the nine months ended September 30, 2010.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

In May 2009, Millicom decided to dispose of its operation in Laos. As a result, in accordance with IFRS 5, Laos was classified as a discontinued operation for the nine months ended September 30, 2010. The operation in Laos was disposed of in March 2011.

The results of the discontinued operation for the nine and three months ended September 30, 2011 and 2010 are presented below:

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	6,134	22,103
Operating expenses	(3,378)	(13,019)
Operating profit	2,756	9,084
Non-operating income, net	509	520
Profit before tax	3,265	9,604
Taxes	(305)	(689)
Gain on disposal, net	36,505	—
Profit for the period attributable to equity holders	39,465	8,915

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	6,634
Operating expenses	—	(4,187)
Operating profit	—	2,447
Non-operating income, net	—	206
Profit before tax	—	2,653
Taxes	—	(123)
Gain on disposal, net	—	—
Profit for the period attributable to equity holders	—	2,530

Assets held for sale

At September 30, 2011 Millicom had assets held for sale amounting to $144 million representing towers sold but yet to be transferred to the acquiring companies in Ghana, Tanzania, the Democratic Republic of Congo and Colombia. The assets and directly associated liabilities (asset retirement obligations) that are part of these sales but are not leased back by Millicom have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as completion of their sale is highly probable. The part of the towers which are leased back are capitalized and classified under the caption “Property, plant & equipment, net” in the statement of financial position as at September 30, 2011.

Ghana

In January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets.

Under the agreement, Millicom Ghana will sell those tower assets to Helios Towers Ghana for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and will lease back a dedicated portion of each tower on which to locate its network equipment. Approximately 80% of the towers under this agreement were sold in 2010 and a further 13% to September 30, 2011. The remaining towers are expected to be transferred by the end of 2011. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at September 30, 2011 and amounted to $4 million (December 31, 2010: $6 million). The net gain realized by Millicom in the three and nine month periods to September 30, 2011 was not significant.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

The fair value of the towers was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The fair value of the assets sold was $70 million and the acquired 40% interest in Helios Towers Ghana is accounted for as an Investment in Associate (see note 13).

Millicom is leasing back a portion representing 40% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is being accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are expensed as incurred.

Annual payments under the lease agreement depend on the timing of transfer of towers to Helios Towers Ghana, but amount to approximately $7 million per annum once all towers are transferred.

Tanzania

In December 2010, Millicom’s operation in Tanzania signed a sale and lease-back agreement with Helios Towers Tanzania, for most of its tower assets.

Under the agreement, Millicom Tanzania will sell those tower assets to Helios Towers Tanzania for a total consideration of $81 million cash and a 40% stake in Helios Towers Tanzania, and will lease back a dedicated portion of each tower on which to locate its network equipment. As at September 30, 2011, approximately 50% of the towers under the agreement were transferred. The remaining towers are expected to be transferred in 2011 and 2012. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at September 30, 2011 and amounted to $34 million (December 31, 2010: $52 million). The net gain realized by Millicom in the three and nine month periods to September 30, 2011 was $10 million.

The fair value of the assets was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The fair value of the assets sold was $135 million and the acquired 40% interest in Helios Towers Tanzania is accounted for as an Investment in Associate (see note 13).

Millicom will lease back 40% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers to be leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers will be accounted for as a finance lease. Rights to use the land on which the towers are located will be accounted for as operating leases, and costs of services for the towers will be expensed as incurred.

Annual payments under the lease agreement depend on the timing of transfer of towers to Helios Towers Tanzania, but amount to approximately $11 million per annum once all towers are transferred.

The Democratic Republic of Congo (“DRC”)

In December 2010, Millicom’s operation in DRC signed a sale and lease-back agreement with Helios Towers DRC, for most of its tower assets.

Under the agreement, Millicom DRC will sell those tower assets to Helios Towers DRC for a total consideration of $45 million cash and a 40% stake in Helios Towers DRC, and will lease back a dedicated portion of most of the towers on which to locate its network equipment. To September 30, 2011, none of the towers under the agreement were transferred. The towers are expected to be transferred in 2011 and 2012. The carrying value of the portion of the towers that will not be leased back has been classified as assets held for sale as at September 30, 2011 and December 31, 2010 and amounted to $55 million.

Millicom will lease back a portion representing 40% of most of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 40% portion of towers to be leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers will be accounted for as a finance lease. Rights to use the land on which the towers are located will be accounted for as operating leases, and costs of services for the towers will be expensed as incurred.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

Colombia

In July 2011, Millicom’s operation in Colombia signed a sale and lease-back agreement with American Towers International Inc, for most of its tower assets.

Under the agreement, Millicom Colombia will sell those tower assets to a fully owned subsidiary of American Towers in Colombia for a total consideration of $182 million cash and an option to acquire in cash a 40% stake in American Towers Colombia, and will lease back a dedicated portion of each tower on which to locate its network equipment. The option to acquire a 40% interest in ATC Infraco (“ATC Infraco Option”) can be exercised by Colombia Móvil within 30 days prior to the first closing. The option price is set at a value that has been derived from the value of the assets that will be transferred to ATC Infraco. To September 30, 2011, none of the towers under the agreement were transferred. The towers are expected to be transferred in 2011 and 2012. The carrying value of the portion of the towers that will not be leased back has been classified as assets held for sale as at September 30, 2011 and amounted to $51 million.

Millicom will lease back 50% of the towers sold for a period of 12 years (with options to renew for four further periods of five years each). The 50% portion of towers to be leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers will be accounted for as a finance lease. Rights to use the land on which the towers are located will be accounted for as operating leases, and costs of services for the towers will be expensed as incurred.

Through a Millicom subsidiary, Millicom and Colombia Móvil’s other shareholders, will have, from the date of the first transfer of towers, an option to acquire a minority equity interest of up to 40% in ATC Sitios de Colombia S.A.S., an already established tower subsidiary of American Towers International Inc. The option to acquire an interest of up to 40% in ATC Sitios (“ATC Sitios Option”) may be exercised for a period from 1 year from the date of the first closing. The option price is the equivalent of the amount invested by American Tower in ATC Sitios as adjusted for any return on capital invested by American Tower.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures. For the nine and three months ended September 30, 2011 and the three months ended September 2010, these amounts exclude Telefonica Celular S.A. de C.V. in Honduras which was fully consolidated from July 1, 2010 and include Amnet Guatemala which is proportionately consolidated from August 20, 2010:

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	489,326	639,076
Operating expenses	(271,388)	(330,846)
Operating profit	217,938	308,230

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	183,770	151,971
Operating expenses	(103,610)	(76,210)
Operating profit	80,160	75,761

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used by the Chief Operating Decision Maker to make strategic and operational decisions.

Management considers the Group from both a business and a geographic perspective. The Group operates in the business of communication, information, entertainment and related solutions, and provides these services through mobile telephony and cable (including broadband, television and fixed telephony). The Group’s risks and rates of return for its operations are affected predominantly by the fact that it operates in different geographical regions. The businesses are organized and managed according to the selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has businesses in three regions: Central America, South America and Africa.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

7.  SEGMENT INFORMATION (Continued)

The following tables present revenues, operating profit (loss) and other segment information for the nine months ended September 30, 2011 and 2010:

Nine months ended September 30, 2011	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	1,364,107	1,255,815	732,292	—	3,352,214	6,134	—	3,358,348
Operating profit (loss)	485,038	362,207	157,164	(80,269)	924,140	2,756	—	926,896
Add back:
Depreciation and amortization	224,931	171,106	157,222	619	553,878	1,539	—	555,417
Loss (gain) on disposal and impairment of property, plant and equipment	2,540	3,955	(12,980)	1,408	(5,077)	—	—	(5,077)
Corporate costs	—	—	—	78,242	78,242	—	—	78,242
Adjusted operating profit	712,509	537,268	301,406	—	1,551,183	4,295	—	1,555,478
Less additions to:
Property, plant and equipment	(131,246)	(149,741)	(144,939)	(316)	(426,242)	(20)	—	(426,262)
Intangible assets	(1,013)	(13,977)	(6,969)	(4,312)	(26,271)	—	—	(26,271)
Capital expenditure	(132,259)	(163,718)	(151,908)	(4,628)	(452,513)	(20)	—	(452,533)
Taxes paid	(119,177)	(64,419)	(7,899)	(27,516)	(219,011)
Changes in working capital	(11,293)	28,246	(18,024)	(23,556)	(24,627)
Other movements	(39,398)	(4,107)	61,581	31,041	49,117
Operating free cash flow (ii)	410,382	333,270	185,156	(24,659)	904,149

Total Assets	4,360,779	1,823,451	1,612,777	49,483	7,846,490	—	(770,899)	7,075,591
Total Liabilities	1,597,743	1,295,418	1,682,521	607,216	5,182,898	—	(1,552,740)	3,630,158

Nine months ended September 30, 2010	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	1,194,172	991,056	666,086	—	2,851,314	22,103	—	2,873,417
Operating profit (loss)	483,847	240,680	111,734	(75,960)	760,301	9,084	—	769,385
Add back:
Depreciation and amortization	179,449	179,341	150,288	695	509,773	—	—	509,773
Loss (gain) on disposal and impairment of property, plant and equipment	752	2,579	(5,882)	434	(2,117)	45	—	(2,072)
Corporate costs	(501)	(835)	2,166	74,831	75,661	—	—	75,661
Adjusted operating profit	663,547	421,765	258,306	—	1,343,618	9,129	—	1,352,747
Less additions to:
Property, plant and equipment	(120,298)	(118,631)	(155,955)	12	(394,872)	(5,505)	—	(400,377)
Intangible assets	(4,482)	(13,985)	(1,479)	(379)	(20,325)	—	—	(20,325)
Capital expenditure	(124,780)	(132,616)	(157,434)	(367)	(415,197)	(5,505)	—	(420,702)
Taxes paid	(123,667)	(52,156)	(7,062)	(15,296)	(198,181)
Changes in working capital	(8,070)	(30,529)	(32,718)	5,822	(65,495)
Other movements	(6,253)	36,083	11,575	(57)	41,348
Operating free cash flow (ii)	400,777	242,547	72,667	(9,898)	706,093

Total Assets	4,673,509	1,464,714	1,589,968	444,834	8,173,025	59,202	(693,905)	7,538,322
Total Liabilities	1,983,427	1,311,930	1,646,819	1,066,401	6,008,577	39,330	(1,661,155)	4,386,752

(i)	From 2011, the Cable business has been included in the Central America segment. Comparative figures have been reclassified accordingly.

(ii)	Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

7.  SEGMENT INFORMATION (Continued)

The following tables present revenues, operating profit (loss) and other segment information for the three months ended September 30, 2011 and 2010:

Three months ended September 30, 2011	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	460,281	443,619	246,789	—	1,150,689	—	—	1,150,689
Operating profit (loss)	155,220	133,296	59,961	(27,681)	320,796	—	—	320,796
Add back:
Depreciation and amortization	77,737	55,671	53,300	213	186,921	—	—	186,921
Loss (gain) on disposal and impairment of property, plant and equipment	1,681	1,174	(9,265)	1,408	(5,002)	—	—	(5,002)
Corporate costs	—	—	—	26,060	26,060	—	—	26,060
Adjusted operating profit	234,638	190,141	103,996	—	528,775	—	—	528,775
Less additions to:
Property, plant and equipment	(65,201)	(61,304)	(71,472)	1,474	(196,503)	—	—	(196,503)
Intangible assets	(878)	(12,552)	(4,495)	(1,936)	(19,861)	—	—	(19,861)
Capital expenditure	(66,079)	(73,856)	(75,967)	(462)	(216,364)	—	—	(216,364)
Taxes paid	(18,937)	(12,924)	(1,807)	(7,186)	(40,854)
Changes in working capital	39,798	19,380	17,603	(58,423)	18,358
Other movements	(23,300)	16,446	72,643	31,041	96,830
Operating free cash flow (ii)	166,120	139,187	116,468	(35,030)	386,745

Total Assets	4,360,779	1,823,451	1,612,777	49,483	7,846,490	—	(770,899)	7,075,591
Total Liabilities	1,597,743	1,295,418	1,682,521	607,216	5,182,898	—	(1,552,740)	3,630,158

Three months ended September 30, 2010	Central America(i)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	432,468	355,549	229,716	—	1,017,733	6,634	—	1,024,367
Operating profit (loss)	167,300	89,934	44,436	(35,408)	266,262	2,447	—	268,709
Add back:
Depreciation and amortization	71,400	61,470	50,602	228	183,700	—	—	183,700
Loss (gain) on disposal and impairment of property, plant and equipment	303	749	(3,234)	(220)	(2,402)	15	—	(2,387)
Corporate costs	(501)	(835)	2,166	35,400	36,230	—	—	36,230
Adjusted operating profit	238,502	151,318	93,970	—	483,790	2,462	—	486,252
Less additions to:
Property, plant and equipment	(44,458)	(69,449)	(72,039)	8	(185,938)	(1,362)	—	(187,300)
Intangible assets	(2,240)	1,482	(643)	(137)	(1,538)	—	—	(1,538)
Capital expenditure	(46,698)	(67,967)	(72,682)	(129)	(187,476)	(1,362)	—	(188,838)
Taxes paid	(32,538)	(10,418)	(1,018)	(6,630)	(50,604)
Changes in working capital	(21,405)	12,479	(25,970)	(533)	(35,429)
Other movements	863	17,350	16,398	(31)	34,580
Operating free cash flow (ii)	138,724	102,762	10,698	(7,323)	244,861

Total Assets	4,673,509	1,464,714	1,589,968	444,834	8,173,025	59,202	(693,905)	7,538,322
Total Liabilities	1,983,427	1,311,930	1,646,819	1,066,401	6,008,577	39,330	(1,661,155)	4,386,752

(i)	From 2011, the Cable business has been included in the Central America segment. Comparative figures have been reclassified accordingly.

(ii)	Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

8.  OTHER NON-OPERATING INCOME (EXPENSE), NET

The Group’s other non-operating income (expense), net comprised the following:

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange losses, net	(17,748)	(14,803)
Loss from associates	(2,498)	(1,014)
Change in fair value of derivatives	735	(16,764)
Total	(19,511)	(32,581)

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange (losses) gains, net	(36,377)	4,030
Loss from associates	(1,401)	(915)
Change in fair value of derivatives	6,913	(5,851)
Total	(30,865)	(2,736)

Exchange losses, net in the nine months ended September 30, 2011 were mainly derived from the revaluation of local debt denominated in US$ into local currency. To reduce volatility created by foreign exchange movements, Millicom seeks to obtain local debt in local currency when possible and available at commercially acceptable terms. However, medium term financing in certain operating countries is either not always available or is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of foreign currency swaps contracted in Colombia, where the local currency weakened against the US$ during the three month periods ended September 30, 2011 (see note 17).

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the nine month periods ended September 30, 2011 and 2010. The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses, withholding taxes on transfers between operating and non-operating entities and non-taxable gains arising on revaluations of previously held interests. The effective tax rate is reducing as we see the benefit of our tax planning initiatives and the push down of debt to operating level. The rate is also lower due to two of our operations and the Company either reducing losses or reaching a positive tax base.

The Group manages its financing structure and cash flow requirements based on its overall strategy and objectives. The Company is in a position to control its sources of funds, including cash from foreign operating companies, internal and external financing as well as cash inflows from sale of operations. If funds at foreign operating subsidiary level are repatriated, where applicable, taxes on each type of repatriation and each country would need to be accrued and paid.

During the three and nine months ended September 30, 2011, a tax credit of $231 million was recorded and credits from activation of net deferred tax assets of our Colombian operation relating to expected utilization of tax loss carry-forwards ($197 million) and other temporary differences ($34 million) related mainly to property, plant and equipment and intangible assets.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

10.  EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	654,532	1,488,466
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	38,700	6,606
Net profit attributable to owners of the Company used to determine basic earnings per share (US$ ‘000)	693,232	1,495,072
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	654,532	1,488,466
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	38,700	6,606
Net profit attributable to owners of the Company used to determine diluted earnings per share (US$ ‘000)	693,232	1,495,072
Weighted average number of ordinary shares for basic earnings per share (‘000)	104,878	108,663
Potential incremental shares as a result of share options (‘000)	107	183
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	104,985	108,846

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	6.24	13.70
- EPS from discontinuing operations attributable to owners of the Company	0.37	0.06
- EPS for the period attributable to owners of the Company	6.61	13.76
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	6.23	13.66
- EPS from discontinuing operations attributable to owners of the Company	0.37	0.08
- EPS for the period attributable to owners of the Company	6.60	13.74

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	287,923	1,203,373
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	1,875
Net profit attributable to owners of the Company used to determine basic earnings per share (US$ ‘000)	287,923	1,205,248
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	287,923	1,203,373
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	1,875
Net profit attributable to owners of the Company used to determine diluted earnings per share (US$ ‘000)	287,923	1,205,248

Weighted average number of ordinary shares for basic earnings per share (‘000)	103,739	108,476
Potential incremental shares as a result of share options (‘000)	98	190
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	103,837	108,666

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	2.78	11.09
- EPS from discontinuing operations attributable to owners of the Company	—	0.02
- EPS for the period attributable to owners of the Company	2.78	11.11
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	2.77	11.07
- EPS from discontinuing operations attributable to owners of the Company	—	0.02
- EPS for the period attributable to owners of the Company	2.77	11.09

11.  INTANGIBLE ASSETS

During the nine months ended September 30, 2011, excluding discontinued operations, Millicom acquired intangible assets of $26 million (September 30, 2010: $20 million). The charge for amortization of intangible assets for the nine months ended September 30, 2011 was $103 million (September 30, 2010: $81 million).

During the three months ended September 30, 2011, excluding discontinued operations, Millicom acquired intangible assets of $20 million (September 30, 2010: $2 million). The charge for amortization of intangible assets for the three months ended September 30, 2011 was $36 million (September 30, 2010: $33 million).

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

12.  PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2011, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $426 million (September 30, 2010: $395 million). The charge for depreciation on property, plant and equipment for the nine months ended September 30, 2011 was $451 million (September 30, 2010: $429 million).

During the three months ended September 30, 2011, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $197 million (September 30, 2010: $186 million). The charge for depreciation on property, plant and equipment for the three months ended September 30, 2011 was $151 million (September 30, 2010: $151 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	426,242	394,872
Increase in suppliers advances	7,200	3,793
Decrease in payables for property, plant and equipment	21,994	72,157
Increase in vendor financing and finance leases	(18,526)	(37,227)
Sale and lease back agreements in Ghana and Tanzania (see notes 5 and 13)	(9,085)	(38,159)
Cash used for the purchase of property, plant and equipment	427,825	395,436

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	196,503	185,699
Decrease (increase) in suppliers advances	4,936	(233)
(Increase) decrease in payables for property, plant and equipment	(46,169)	20,155
Increase in vendor financing and finance leases	(7,858)	(20,072)
Sale and lease back agreements in Ghana and Tanzania (see notes 5 and 13)	(1,545)	(18,517)
Cash used for the purchase of property, plant and equipment	145,867	167,032

13.  INVESTMENTS IN ASSOCIATES

As part of the tower transactions in Ghana and Tanzania (see note 5), Millicom received 40% shareholdings in Helios Towers Ghana and Helios Towers Tanzania.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

14.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

2008

Long term incentive awards for 2008 (“2008 LTIPs”) were approved by the Board on December 4, 2007. The awards consisted of a performance share plan and a matching share award plan. Shares granted under the performance share plan vested at the end of a three year period, on meeting a performance condition related to Millicom’s “earnings per share” (“EPS”). The achievement of a certain level of this condition, measured at the end of the three year period, resulted in the vesting of a specific percentage of shares to each employee in the plan.

The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vested at the end of a three year period, on meeting market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

In the nine month period to September 30, 2011, 148,585 shares were issued under the 2008 performance plan and 28,795 shares were issued under the 2008 matching share plan.

The total charge for the 2008 LTIPs of $25 million was recorded over the service period (2008 to 2010) including $20 million in 2010 when conditions connected to the plan previously not expected to be met, were fulfilled.

2009

Long term incentive awards for 2009 (“2009 LTIPs”) were approved by the Board on June 16, 2009. The 2009 LTIPs consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred plan are based on past performance and vest 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

Shares granted under the performance plan vest at the end of a three year period, 50% subject to a market condition that is based on the TSR of Millicom compared to the TSR of a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of shares under the plan, to be expensed over the vesting period.

In the nine month period to September 30, 2011, no shares were issued under the 2009 performance share plan and 29,827 shares were issued under the deferred share plan.

The total charge for the 2009 LTIPs, estimated at $11 million, is being recorded over the service period (2009 to 2011).

2010

Long term incentive awards for 2010 (“2010 LTIPs”) were approved by the Board on November 27, 2009. The 2010 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

In the nine month period to September 30, 2011, no shares were issued under the 2010 performance share plan and 25,949 shares were issued under the deferred share plan.

The total charge for the 2010 LTIPs, estimated at $15 million, is being recorded over the service period (2010 to 2012).

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

14.  SHARE-BASED COMPENSATION (Continued)

2011

Long term incentive awards for 2011 (“2011 LTIPs”) were approved by the Board on February 1, 2011. The 2011 LTIPs consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

Shares granted under the performance plan vest at the end of the three year period, 50% subject to a market condition that is based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies (“Adjusted Global Telecoms Index”), and 50% subject to a performance condition, based on EPS.

In the nine month period to September 30, 2011, no shares were issued under either the 2011 performance share plan or the 2011 deferred share awards plan.

The total charge for the 2011 LTIPs was estimated at $19 million, to be recorded over the service period (2011 to 2013).

(b) Total share-based compensation expense

Total share-based compensation for the nine and three months ended September 30, 2011 and 2010 was as follows:

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	—	7
2007 LTIP	—	97
2008 LTIP	—	17,565
2009 LTIP	2,032	3,162
2010 LTIP	3,944	4,815
2011 LTIP	6,016	—
Shares granted to Directors	—	432
Total share-based compensation expense	11,992	26,078

	Three months ended September 30, 2011	Three months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
2008 LTIP	—	16,464
2009 LTIP	790	926
2010 LTIP	1,574	2,037
2011 LTIP	2,243	—
Shares granted to Directors	—	432
Total share-based compensation expense	4,607	19,859

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

15.  DEBT AND OTHER FINANCING

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at September	As at December
	30, 2011	31, 2010
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	535,204	555,464
One-two years	302,660	377,162
Two-three years	287,289	261,045
Three-four years	290,999	311,412
Four-five years	211,602	226,998
After five years	582,340	619,955
Total debt	2,210,094	2,352,036

As at September 30, 2011, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $1,304 million (December 31, 2010: $1,380 million). The assets pledged by the Group for these debts and financings amount to $386 million (December 31, 2010: $411 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the bank guarantees and the remaining terms of the guarantees as at September 30, 2011 and December 31, 2010. Amounts outstanding for supplier guarantees at September 30, 2011 were between 1 and 3 years for outstanding exposure of $18.7 million (maximum exposure $18.7 million).

	Bank and other financing guarantees(i)
	As at September 30, 2011 (unaudited)		As at December 31, 2010
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

0-1 year	7,564	50,599	—	6,200
1-3 years	252,436	425,019	360,084	472,231
3-5 years	240,570	309,063	220,079	293,424
More than 5 years	183,597	225,210	182,165	265,710
Total (ii)	684,167	1,009,891	762,328	1,037,565

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)                              Including discontinued operation as at December 31, 2010.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the nine months ended September 30, 2011 and 2010.

	Nine months ended September 30, 2011	Nine months ended September 30, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of shares in Helios Towers Ghana and Helios Towers Tanzania (see note 13)	(23,640)	(12,320)
Disposal of property, plant and equipment	23,640	12,320
Acquisition of property, plant and equipment	(27,611)	(75,386)
Increase in asset retirement obligations	(2,509)	(3,252)
Financing activities
Share-based compensation	11,992	26,078
Sale and lease back agreements (see note 5)	9,085	38,159
Vendor financing and other finance leases	18,526	37,227

17.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Central America, South America and Africa, where many of the countries are considered to be emerging economies, with evolving regulatory, political, technological and economic environments. As a result, uncertainties exist that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments, which may impact upon agreements with other parties. This includes, in the normal course of business, taxation, interconnect, license renewal and tariff arrangements, all of which can have a significant impact on the long-term economic viability of Millicom’s operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at September 30, 2011, the total amount of claims against Millicom’s operations was $130 million (December 31, 2010: $143 million), of which $1 million (December 31, 2010: $6 million) relate to joint ventures. As at September 30, 2011, $9 million (December 31, 2010: $9 million) has been provided for these risks in the consolidated statements of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license (“License”) to provide mobile telephony services was granted in 1998 by a prior administration in the Republic of Senegal and has been challenged by the Senegalese authorities. Sentel continues to provide telephony services to its customers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 3, 2008 a decree dated as of 2001 that purports to revoke the License.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

17.  COMMITMENTS AND CONTINGENCIES (Continued)

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the License and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the License and monetary damages for breach of the License.

On the same day, the Republic of Senegal instituted court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of the License and sought damages against Sentel and Millicom.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. In February 2011, the ICSID has scheduled a hearing on the merits of the case to begin in November 2011.

Due to the nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of these interim condensed financial statements, it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this dispute.

Capital commitments

As at September 30, 2011, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets from a number of suppliers, for a value of $379 million (December 31, 2010: $207 million), of which $354 million (December 31, 2010: $200 million) are due within one year and $34 million (December 31, 2010: $19 million) relate to joint ventures.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $263 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at September 30, 2011 was $2 million (December 31, 2010: $1 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions. As at September 30, 2011, $76 million (December 31, 2010: $60 million) of Millicom’s retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward and swaps contracts

As at September 30, 2011, the Group held foreign currency forward swap contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $84 million (December 31, 2010: $84 million) of which $41 million matures in July 2012 and the remaining amount in July 2013. Gains from the forward swap contracts amounted to $1 million for the nine month period to September 30, 2011 (September 30, 2010: losses of $17 million). During the three month period to September 30, 2011, gains from the forward swap contracts amounted to $7 million (September 30, 2010: losses of $6 million) (see note 8). As at September 30, 2011 the fair value of the foreign currency swap contracts amounted to liabilities of $15 million.

Notes to the interim condensed consolidated financial statements	Millicom International
as at September 30, 2011 and for the nine and three month periods then ended	Cellular S.A.

17.  COMMITMENTS AND CONTINGENCIES (Continued)

Interest rate swap agreements

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective and cash flow hedge accounting has been applied. Accordingly, the effective portion of the fair value change of the swap was recorded in other comprehensive income. As at September 30, 2011 the fair value of the interest rate hedge amounted to a liability of $2 million and the hedge assessed as highly effective.

In October 2010 Millicom entered into separate interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017. The swaps were assessed as highly effective and cash flow hedge accounting has been applied. Accordingly, the effective portion of the fair value change of the swaps was recorded in other comprehensive income. As at September 30, 2011 the fair value of the interest rate hedges amounted to a liability of $4 million and the hedges were assessed as highly effective.

18.  SUBSEQUENT EVENTS

On October 18, 2011, the Board of Directors announced that it will propose an extraordinary dividend of $3.00 per share to an Extraordinary General Meeting to be convened on December 2, 2011.

On October 19, 2011, Millicom’s operation in DRC completed the first transfer of approximately 42% of its towers to Helios Towers DRC and received $27 million in cash and a 40% ownership interest in Helios Towers DRC.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IAS 34.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in emerging markets. We also operate combinations of fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider focused on prepaid services using mass market distribution methods and strong branding, has enabled us to continue to pursue growth while delivering operating profitability.

As at September 30, 2011, Millicom had 15 operations in 15 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; and in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa.

As at September 30, 2011, the 13 countries where we had mobile operations had a combined population of approximately 265 million. This means that 265 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 42.2 million as at September 30, 2011.

Our markets are attractive due to their relatively low degree of utilization of fixed and mobile telephony services as compared to more developed markets. We believe there is opportunity for further growth in these markets because our services provide the means to communicate and to gain access to information and solutions. Millicom believes significant growth potential exists in value added services (“VAS”). VAS now accounts for more than 28% of our recurring revenues and continues to grow at close to 30% year-on-year. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than in the past.

We expect that over time our revenue mix will shift to a higher proportion of data, entertainment and solutions (including mobile financial services) as these are some of the fastest growing areas of our business. We expect higher returns on invested capital on entertainment and solutions (including mobile financial services) as these services are less capital intensive than voice services.

Operating Results

The discussion below focuses on the results from continuing operations.

Nine months ended September 30, 2011 and 2010

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Nine months ended		comparative results
	September 30,		for period
	2011 (Unaudited)	2010 (Unaudited)	Amount of variation	Percent change
	(in US$ ‘000, except percentages)

Revenues	3,352,214	2,851,314	500,900	18%
Cost of sales	(1,158,844)	(975,354)	(183,490)	19%
Sales and marketing	(606,347)	(527,694)	(78,653)	15%
General and administrative expenses	(616,799)	(515,745)	(101,054)	20%
Other operating expenses	(66,250)	(75,661)	9,411	(12)%
Other operating income	20,166	3,441	16,725	486%
Operating profit	924,140	760,301	163,839	22%
Interest expense	(138,823)	(151,781)	12,958	(9)%
Interest income	11,986	8,528	3,458	41%
Revaluation of previously held interests	—	1,060,014	(1,060,014)	(100)%
Other non-operating expense, net	(19,511)	(32,581)	13,070	(40)%
Credit (charge) for taxes	27,019	(174,942)	201,961	(115)%
Profit for the period from continuing operations	804,811	1,469,539	(664,728)	(45)%
Profit for the period from discontinued operations, net of tax	39,465	8,915	30,550	343%
Non-controlling interests	(151,044)	16,618	(167,662)	(1,009)%
Net profit for the period attributable to owners of the Company	693,232	1,495,072	(801,840)	(54)%

We derive our revenues mainly from the provision of communication, entertainment, solutions and information services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees, broadband internet, fixed line telephony, VOIP, data transmission, cable television and other services and equipment sales.

Innovation continues to be a major focus of the Group as we seek further revenue growth in our markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the first nine months of 2011, VAS continued to have a significant contribution reaching 28% of recurring revenues and growing by close to 30% year-on-year. We expect innovation to continue to be an important driver of growth in the years ahead.

Total revenues increased by 18% for the nine months ended September 30, 2011 to $3,352 million from $2,851 million for the nine months ended September 30, 2010. The growth in revenue is due to growth in the number of customers, the volume and price of various services taken by customers, by new products and services and in particular data related, and by positive foreign exchange movements. In local currency our year-on-year revenue growth for the nine months ending September 30, 2011 was 10.6%. The number of our mobile customers as at September 30, 2011 and 2010 was as follows:

Mobile customers	September 30, 2011	September 30, 2010	Growth
Central America	14,187,737	13,119,588	8%
South America	10,867,179	9,677,857	12%
Africa	17,173,108	14,645,815	17%
Total	42,228,024	37,443,260	13%

From September 30, 2010 to September 30, 2011 our worldwide total mobile customer base increased by 13% from 37.4 million to 42.2 million. Our mobile attributable customer base increased to 38.9 million customers at September 30, 2011 from 34.5 million at September 30, 2010, an increase of 13%.

Capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Strengthening of the distribution network also helped drive customer growth and make our products more accessible. We are further improving the volume and variety of products and services our customers are taking, as well as the accessibility and availability of our products and services by using innovative distribution channels and techniques. Future revenue growth is increasingly dependent on our ability to obtain a larger proportion of our customers’ disposable income through providing additional VAS and data services. Future customer growth is partly dependent on the level of capital expenditure invested in the business; on increased points of sale and on innovative product, service offerings and continued focus on a competitive value proposition. We have continued to make progress in our asset productivity initiatives and have now completed the bulk of our tower sharing initiatives.

In Central America, in the first nine months of 2011, we added 703 thousand net new customers, bringing the total at the end of the quarter to 14.2 million, up 8% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. As at September 30, 2011 we had approximately 1 million 3G customers across the region. Guatemala and El Salvador grew their respective customer bases by 15% and 8% year-on-year while Honduras declined by 1% year-on-year.

In South America, customers increased 12% year-on-year to reach 10.9 million at September 30, 2011. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 15% to 2.6 million. In Colombia, during the nine month period, we added 420 thousand net new customers, contributing to a year-on-year increase of 14%, and in Paraguay we added 133 thousand new customers, resulting in a year-on year increase of 8%. By September 30, 2011 we had over 2 million users of data services across the region. To better reflect usage and uptake of data services, from this quarter we have revised our definition of a data user as a customer who uses more than 250 Kb of data in a 30 day period.

In Africa, customers increased by 17% year-on-year and 2,208 thousand net new customers were added in the first nine months of 2011, bringing the total at the end of September to 17.2 million. While we experienced more stable pricing activity in H1 2011 compared with H2 2010 in the region as a whole, during the three month period ended September 30, 2011 we eliminated our price premium in Ghana. We continue to increase our market share across the region. The best performing markets in terms of customer growth were Rwanda which grew by 99% year-on-year, Chad, which grew by 35%, and DRC, which grew by 23%. In Tanzania and Ghana, the customer base increased respectively by 15% and 7% year-on-year; and in Senegal by 5% year-on-year, where, due to the ongoing arbitration process, we have only been investing the minimum to alleviate capacity constraints. In Rwanda, in our third year since launch, our business continues to grow and we have reached 1,089 thousand customers as at the end of September 2011, which represents approximately 33% of market share of customers. After withdrawal of one operator in 2011, a new operator will enter the Rwanda market in 2012.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities.

We value sustainable revenue growth over net customer additions and we are focusing on 3G data and VAS customers who, on average, produce a higher additional ARPU than 2G voice only customers as we no longer see a correlation between growth in customer numbers and future revenue growth.

Revenues: Revenues for the nine months ended September 30, 2011 and 2010 by operating segment were as follows:

Revenues	2011	2010	Growth
	(in US$ ‘000’)
Central America	1,364,107	1,194,172	14%
South America	1,255,815	991,056	27%
Africa	732,292	666,086	10%
Total	3,352,214	2,851,314	18%

Central America - Revenues for the nine months ended September 30, 2011 were $1,364 million, up 14% year-on-year reflecting the continuing shift in our customer base to higher value customers increased ARPU and tailored packages to meet their needs. As at September 30, 2011 our cable and broadband business in Central America had approximately 707 thousand revenue generating units, up 9% year-on-year. Broadband customer growth continued to be strong.

In local currency, revenues for Central America increased year-on-year by 4%. Guatemala and Honduras maintained their strong recent performance and Costa Rica increased its revenue by 24% year-on-year. Overall, ARPU declined slightly during the quarter as a result of fewer international incoming calls. As at September 30, 2011 we had approximately 1 million 3G customers across the region.

South America - Revenues in South America for the nine months ended September 30, 2011 amounted to $1,256 million, up 27% year-on-year as we increased ARPU, penetration of VAS, customer numbers and continued to benefit from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso. Revenue growth in local currency continued its trend of recent quarters increasing by more than 18% with strong growth in all our three of our markets.  We now have over 2.0 million users of data services in South America and growth is partly attributable to our packaging and targeting bundled services to suit our customer segments.

Africa -   Revenues in Africa were up 10% year-on-year to $732 million. During the three months ended September 30, 2011, strong performance in Chad, Rwanda and Mauritius and stable performance in DRC and Tanzania, was masked by tariff adjustments in Ghana and network issues in Senegal. ARPU for Africa in local currency was down by 10% year-on-year, reflecting declining revenues in Ghana and Senegal. Results from operations in Africa were impacted by new tariffs, taxes and regulatory charges in Ghana, Rwanda and Senegal, VAS revenues increased by 34% year-on-year and now account for over 11% of recurring revenues for the region.

Further revenue growth will likely come from all of our operations as we continue to focus on VAS and in particular data and solutions under our quadruple “A” strategy of affinity, affordability, accessibility and availability. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increase and VAS revenues. As described above, innovation is a major focus of the Group as we grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead. We have successfully launched our money transfer facility “Tigo Cash” in seven markets. These new products may have a slightly dilutive impact on margins in the short term.

Cost of sales: Cost of sales increased by 19% for the nine months ended September 30, 2011 to $1,159 million from $975 million for the nine months ended September 30, 2010. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the continuing capital expenditures on our networks. Gross profit margin decreased slightly from 66% for the nine months ended September 30, 2010 to 65% for the six months ended September 30, 2011.

Future gross margin percentages will be mostly affected by interconnect taxes, subsidy levels and the mix of revenues generated from voice, VAS and data traffic exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin as we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 15% for the nine months ended September 30, 2011 to $606 million from $528 million for the nine months ended September 30, 2010. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, staff costs and increasingly, smartphone subsidies. As a percentage of revenues, sales and marketing expenses decreased slightly from 19% for the nine months ended September 30, 2010 to 18% for the nine months ended September 30, 2011.

Future sales and marketing costs will be impacted by the expansion of the distribution network and launch of further innovative products and services which requires higher spending on awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits. We expect continuation of increase in subsidies on 3G handsets and datacards as we are pleased with the results and returns so far and we see attractive opportunities in the future.

General and administrative expenses: General and administrative expenses increased by 20% for the nine months ended September 30, 2011 to $617 million from $516 million for the nine months ended September 30, 2010. This increase is mainly explained by expansion of networks, as well as products and services in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses remained stable at 18% for both the nine months ended September 30, 2011 and 2010.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

In 2010, Millicom’s operations in Ghana, Tanzania and the DRC signed sale and lease-back agreements for most of their towers (see notes 5 and 13). These agreements demonstrate implementation of Millicom’s strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom’s operation in Colombia and Guatemala reached tower sharing agreements in July 2011 and September 2011 respectively. These transactions will increase EBITDA margins in the countries where they took place, but will also marginally increase “finance” costs.

Other operating expenses: Other operating expenses decreased by 12% for the nine months ended September 30, 2011 to $66 million. This is mainly the result of the $17 million charge recorded in the three months period to September 30, 2010 for the 2008 LTIP, for which the vesting conditions were met, which were previously not expected to be met. Costs in 2011 related to the corporate staff and other group support functions increased, as well as non-recurring corporate projects including delisting from NASDAQ in the United States of America and consolidating our primary listing on the NASDAQ OMX in Sweden.

Other operating income: Other operating income increased for the nine months ended September 30, 2011, mainly as a result of gain on sale of towers in Tanzania and Ghana. In addition, during the three month period ended September 30, 2011 income of $6 million representing a portion of $15 million received for sale of exclusivity rights to tower monetarization projects in Africa was recorded. The remaining amount will be recognised over the 2-3 year periods of exclusivity.

Operating profit:  Operating profit for the nine months ended September 30, 2011 and 2010 by operating segment was as follows:

Operating profit	2011	2010	Growth
	(in US$ ‘000’)
Central America	485,038	483,847	0%
South America	362,207	240,680	50%
Africa	157,164	111,734	41%
Unallocated	(80,269)	(75,960)	6%
Total	924,140	760,301	22%

Operating profit margin	2011	2010	Change in % points
Central America	36%	41%	(5)
South America	29%	24%	5
Africa	21%	17%	4
Total	28%	27%	1

The operating margin in Central America declined to 36% of revenues as we increased subsidies to support data growth and a shift in revenue mix with less international incoming traffic and increased VAS. In South America, we were able to improve our operating margins by 5 percentage points year-on-year mainly due to the improving performance of our Colombian operations. Operating margin for our South America operating segment overall increased from 24% for the nine months ended September 30, 2010 to 29% for the nine months ended September 30, 2011. In Africa, with the launch of 3G services in Rwanda, Ghana, Tanzania and a strong uptake in VAS, we were able to increase the operating margin of the African segment from 17% for the nine months ended September 30, 2010 to 21% for the nine months ended September 30, 2011.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also negatively impact our operating profitability.

We expect the EBITDA margin to decline marginally as we ramp up operating investment in data, entertainment and solutions (including mobile financial services), and higher returns on invested capital on entertainment and solutions as these services are less capital intensive than voice.

Interest expense: Interest expense for the nine months ended September 30, 2011 amounted to $139 million, decreasing by 9% compared to the nine months ended September 30, 2010.

Interest income: Interest income for the nine months ended September 30, 2011 increased to $12 million from $9 million for the nine months ended September 30, 2010.

Other non-operating expenses, net: Other non-operating expenses, net for the nine months ended September 30, 2011 amounted to $19 million, a decrease from a loss of $33 million for the nine months ended September 30, 2010. The balance for the nine months ended September 30, 2011 was the sum of exchange losses of $18 million, a positive fair value adjustment of $1 million on derivative instruments in our operation in Colombia and a $2 million loss from associates. The amount for the nine months ended September 30, 2010 comprised net exchange losses of $15 and a negative fair value adjustment of $17 million on derivative instruments in our operation in Colombia and a loss from associates.

Charge (credit) for taxes, net: The net tax credit for the nine months ended September 30, 2011 was $27 million compared with a charge of $175 million for the nine months ended September 30, 2010. During the three and nine months ended September 30, 2011, a non-cash tax credit of $231 million was recorded from activation of net deferred tax assets of our Colombian operation relating to expected utilization of tax loss carry-forwards ($201 million) until 2015 and other timing differences ($30 million) related mainly to property, plant and equipment and intangible assets.

The effective tax rate is reducing as we see the benefit of our tax planning initiatives and the push down of debt to operating level. The rate is also lower due to two of our operations and the Company either reducing losses or reaching a positive tax base.

In the future, as the business of the operating companies grows, management fees and brand fees charged by Millicom to the operating companies are expected to increase. In addition, as the Group’s profit before tax increases, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by Guatemala which is taxed on revenues rather than profit before tax. Such situations could change and these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

Net profit for the period attributable to owners of the company: The net profit for the nine months ended September 30, 2011 was $693 million compared to a net profit of $1,495 million for the nine months ended September 30, 2010 (which included a $1,060 million gain on revaluation of our previously held interest in our Honduras business). Profit from continuing operations was $805 million for the nine months ended September 30, 2011 from $1,470 million for the nine months ended September 30, 2010. The profit from discontinued operations for the nine months ended September 30, 2011 was $39 million compared to a profit of $9 million for the same period last year, reflecting the $37 million gain on sale of our Laos operation in 2011.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ reporting currency and such fluctuations may have a material effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$. In addition, exchange rates are impacting Millicom’s earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not available under commercially acceptable terms. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the nine months ended September 30, 2011, we had net exchange losses of $18 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the nine months ended September 30, 2011, we upstreamed $650 million from 11 of the 15 countries in which we operate, compared with $676 million during the comparative period in 2010. This upstreamed cash is planned to finance dividend distributions, the share buy-back program and for further investment.

Cash flows

For the nine months ended September 30, 2011, cash provided by operating activities was $1,137 million, compared to $930 million for the nine months ended September 30, 2010. The increase is mainly the result of cost controls and revenue growth through favorable product mix offered to an increased base of customers.

Cash used by investing activities was $423 million for the nine months ended September 30, 2011, compared to $315 million for the nine months ended September 30, 2010. In the nine months ended September 30, 2011 Millicom used cash to purchase $428 million of property, plant and equipment compared to $395 million for the same period in 2010.

Financing activities used total cash of $805 million for the nine months ended September 30, 2011, compared to a use of cash of $472 million for the same period in 2010. In the nine months ended September 30, 2011 Millicom repaid debt of $621 million while raising funds of $371 million through new financing. Treasury shares were purchased for $368 million and $189 million of dividends were distributed in the first nine months of 2011.

The net cash outflow for the nine months ended September 30, 2011 was $49 million compared to an inflow of $149 million for the nine months ended September 30, 2010. Millicom had closing cash and cash equivalents balances of $974 million as at September 30, 2011 compared to $1,660 million as at September 30, 2010.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the nine months ended September 30,
	2011	2010
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	132,259	124,780
South America	163,718	132,616
Africa	151,908	157,434
Unallocated	4,628	367
Total	452,513	415,197

The main capital expenditures related to the expansion of areas covered quality and capacity of existing networks.

Corporate and other debt and financing

As at September 30, 2011 we had total consolidated outstanding debt and other financing of $2,210 million (December 31, 2010: $2,352 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,304 million (December 31, 2010: $1,380 million).

Commitments

As at September 30, 2011, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $379 million (December 31, 2010: $207 million) of which $354 million (December 31, 2010: $200 million) are due within one year.

Guarantees

As at September 30, 2011, outstanding guarantees amounted to $684 million (December 31, 2010: $762 million).

Subsequent events

On October 18, 2011, the Board of Directors announced that it will propose an extraordinary dividend of $3.00 per share to an Extraordinary General Meeting to be convened on December 2, 2011.

On October 19, 2011, Millicom’s operation in DRC completed the first transfer of approximately 42% of its towers to Helios Towers DRC and received $27 million in cash and a 40% ownership interest in Helios Towers DRC.

A Nomination Committee of major shareholders in Millicom has been formed in accordance with the resolution of the 2011 Annual General Meeting. The Nomination Committee is comprised of Cristina Stenbeck, on behalf of Investment AB Kinnevik, Kerstin Stenberg on behalf of Swedbank Robur funds and Allen Sangines-Krause in his capacity as Chairman of the Board of Directors in Millicom, (Cristina Stenbeck is Chairman, and Allen Sangines-Krause is a member of the Board of Investment AB Kinnevik.)